Rule 424(b)(3)
                                                                   No. 333-76538


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 14, 2002 and the Prospectus Supplement dated July 31, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire is presented as of September 3, 2002, and all references to commitments should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after September 3, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company has committed to acquire 14 additional retirement Properties. There can be no assurance that one or more of these Properties will be acquired by the Company. The 14 Properties are two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland), 11 Brighton Gardens Properties (one in each of Atlanta, Georgia; Brentwood, Tennessee; Charlotte, Winston-Salem and Raleigh, North Carolina; Chevy Chase, Maryland; Middletown and Mountainside, New Jersey; Naples and Venice, Florida; and Stamford, Connecticut) and one parcel of land upon which the Brooksby Village Continuing Care Retirement Community is expected to be constructed (in Peabody, Massachusetts).

         The two Sunrise Properties are the Sunrise of Annapolis located in Annapolis, Maryland, southeast of Baltimore, and the Sunrise of Pikesville located in Pikesville, Maryland, a northern suburb of Baltimore. The Sunrise of Annapolis is an assisted living Property which opened in November 1995 and includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Sunrise of Pikesville is an assisted living Property which opened in May 1996 and includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders.

         The 11 Brighton Gardens Properties are the Brighton Gardens of Buckhead located in Atlanta, Georgia; the Brighton Gardens of Brentwood located in Brentwood, Tennessee, 10 miles south of downtown Nashville; the Brighton Gardens of Charlotte located in Charlotte, North Carolina; the Brighton Gardens of Winston-Salem located in Winston-Salem, North Carolina; the Brighton Gardens of Raleigh located in Raleigh, North Carolina; the Brighton Gardens of Friendship Heights located in Chevy Chase, Maryland, a northwest suburb of Washington DC; the Brighton Gardens of Middletown located in Middletown, New Jersey, 30 miles southeast of Newark; the Brighton Gardens of Mountainside located in Mountainside, New Jersey, 12 miles southwest of downtown Newark; the Brighton Gardens of Naples located in Naples, Florida; the Brighton Gardens of Stamford located in Stamford, Connecticut; and the Brighton Gardens of Venice located in Venice, Florida, 20 miles south of Sarasota.

         The Brighton Gardens Properties located in each of Atlanta, Brentwood, Charlotte, Winston-Salem, Raleigh, Middletown and Stamford are assisted living Properties which opened between May 1997 and January 1998, and each Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Brighton Gardens of Friendship Heights is an assisted living Property which opened in January 1997 and includes 108 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Brighton Gardens of Mountainside is an assisted living Property which opened in January 1997 and includes 98 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Brighton Gardens of Naples is an assisted living/skilled nursing Property which opened in February 1998 and includes 93 assisted living units and 40 skilled nursing units. The Brighton Gardens of Venice is an assisted living/skilled nursing Property which opened in December 1996 and includes 102 assisted living units and 45 skilled nursing units.




September 19, 2002                                 Prospectus Dated May 14, 2002

         The Peabody Property is located in Peabody, Massachusetts, a northern suburb of Boston. The Peabody Property is a land only lease upon which the Brooksby Village Continuing Care Retirement Community is expected to be constructed. The Company will not own the building. The facility will be owned by a subsidiary of Erickson Retirement Communities.

         As of September 3, 2002, the Company owned interests in 11 Properties, had invested in one Mortgage Loan and had commitments to acquire 14 additional Properties. All of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on August 1 and September 1, 2002, payable in September 2002, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         As of September 3, 2002, the Company had received subscriptions from this offering for 10,551,255 Shares totalling $105,512,551 in Gross Proceeds. As of September 3, 2002, the Company had received aggregate subscriptions for 27,023,153 Shares totalling $270,231,525 in gross proceeds, including 59,591 Shares ($595,911) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and this offering. As of September 3, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $239,300,000. The Company used approximately $78,000,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $45,600,000 in Permanent Financing to invest approximately $131,700,000 in 11 retirement Properties. As of September 3, 2002, the Company had repaid the advances relating to its line of credit and had paid approximately $20,700,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $132,500,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PENDING INVESTMENTS

         As of September 3, 2002, the Company had initial commitments to acquire 14 additional Properties, including 13 consisting of land, building and equipment, and one consisting of land only, for an aggregate purchase price of approximately $142,850,000. The 14 Properties are two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland) which will be acquired from Prime Care Eight, LLC, 11 Brighton Gardens Properties (one in each of Atlanta, Georgia; Brentwood, Tennessee; Charlotte, Winston-Salem and Raleigh, North Carolina; Chevy Chase, Maryland; Middletown and Mountainside, New Jersey; Naples and Venice, Florida; and Stamford, Connecticut) which will be acquired from Prime Care One, LLC and Prime Care Two, LLC, and one parcel of land upon which the Brooksby Village Continuing Care Retirement Community is expected to be constructed (in Peabody, Massachusetts) which will be acquired from a subsidiary of Erickson Retirement Communities. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. In addition, the Company plans to assume Permanent Financing of approximately $20.6 million in connection with the acquisition of two of these Properties.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the 14 Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                             Estimated Purchase  Lease Term and     Minimum Annual
                     Property                      Price        Renewal Options         Rent                  Percentage Rent
----------------------------------------     ------------------ ---------------- ----------------------     --------------------

Brighton Gardens of Brentwood (1)(2)             $6,349,794         35 years     $666,728; increases by                 (4)
Brentwood, TN                                                                    2.5% beginning January
(the "Brentwood Property")                                                       1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Buckhead (1)(2)              $7,654,546         35 years     $803,727; increases by                 (4)
Atlanta, GA                                                                      2.5% beginning January
(the "Atlanta Property")                                                         1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Charlotte (1)(2)             $3,218,389         35 years     $337,931; increases by                 (4)
Charlotte, NC                                                                    2.5% beginning January
(the "Charlotte Property")                                                       1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Friendship Heights (1)(2)   $19,310,331         35 years     $2,027,585; increases by               (4)
Chevy Chase, MD                                                                  2.5% beginning January
(the "Chevy Chase Property")                                                     1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Middletown (1)(2)           $11,481,818         35 years     $1,205,591; increases by               (4)
Middletown, NJ                                                                   2.5% beginning January
(the "Middletown Property")                                                      1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Mountainside (1)(2)         $12,438,636         35 years     $1,306,057; increases by               (4)
Mountainside, NJ                                                                 2.5% beginning January
(the "Mountainside Property")                                                    1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Naples (1)(2)                $8,002,479         35 years     $840,260; increases by                 (4)
Naples, FL                                                                       2.5% beginning January
(the "Naples Property")                                                          1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)

Brighton Gardens of Raleigh (1)(2)               $9,655,165         35 years     $1,013,792; increases by               (4)
Raleigh, NC                                                                      2.5% beginning January
(the "Raleigh Property")                                                         1, 2004 and each lease
Existing retirement facility                                                     year thereafter (3)



                                            Estimated Purchase      Lease Term and          Minimum Annual
                     Property                     Price            Renewal Options               Rent           Percentage Rent
------------------------------------------  -------------------  ----------------------  ---------------------- ----------------

Brighton Gardens of Stamford (1)(2)            $13,569,421             35 years        $1,424,789; increases by       (4)
Stamford, CT                                                                           2.5% beginning January
(the "Stamford Property")                                                              1, 2004 and each lease
Existing retirement facility                                                           year thereafter (3)

Brighton Gardens of Venice (1)(2)               $6,523,760             35 years        $684,995; increases by         (4)
Venice, FL                                                                             2.5% beginning January
(the "Venice Property")                                                                1, 2004 and each lease
Existing retirement facility                                                           year thereafter (3)

Brighton Gardens of Winston-Salem (1)(2)        $7,045,661             35 years        $739,794; increases by         (4)
Winston-Salem, NC                                                                      2.5% beginning January
(the "Winston-Salem Property")                                                         1, 2004 and each lease
Existing retirement facility                                                           year thereafter (3)

Brooksby Village Continuing Care Retirement    $15,000,000     10 years; two five-year $2,382,000 for the first       N/A
Community                                                      renewal options         through fifth lease
Peabody, MA                                                                            year; increases by 3%
(the "Peabody Property")                                                               each lease year
Land lease                                                                             thereafter (3)

Sunrise of Annapolis (2)(5)(6)                 $12,500,000             35 years        $1,400,000; increases by       (4)
Annapolis, MD                                                                          2.5% beginning January
(the "Annapolis Property")                                                             1, 2004 and each lease
Existing retirement facility                                                           year thereafter (3)

Sunrise of Pikesville (2)(5)(6)                $10,100,000             35 years        $1,131,000; increases by       (4)
Pikesville, MD                                                                         2.5% beginning January
(the "Pikesville Property")                                                            1, 2004 and each lease
Existing retirement facility                                                           year thereafter (3)


------------------------
FOOTNOTES:

(1) It is expected that this Property will be operated and managed by Marriott Senior Living Services, Inc.

(2) The leases for the Brentwood, Atlanta, Charlotte, Chevy Chase, Middletown, Mountainside, Naples, Raleigh, Stamford, Venice, Winston-Salem, Annapolis and Pikesville Properties are expected to be with the same unaffiliated lessee.

(3)      Based on estimated purchase price.

(4) It is expected that percentage rent will be payable based on various predetermined percentages of the facilities gross revenues with respect to achieving certain average annual occupancy level thresholds.

(5) It is expected that this Property will be operated and managed by Sunrise Assisted Living, Inc.

(6) It is expected that the Company will assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties payable to a commercial bank in the principal amount of $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time.

         Brentwood Property. The Brentwood Property, which opened in December 1997, is the Brighton Gardens of Brentwood located in Brentwood, Tennessee. The Brentwood Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Property is located 10 miles south of downtown Nashville.

         Atlanta Property. The Atlanta Property, which opened in January 1998, is the Brighton Gardens of Atlanta located in Atlanta, Georgia. The Atlanta Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Property is located in Buckhead, in northern Atlanta.

         Charlotte Property. The Charlotte Property, which opened in May 1997, is the Brighton Gardens of Charlotte located in Charlotte, North Carolina. The Charlotte Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders.

         Chevy Chase Property. The Chevy Chase Property, which opened in January 1997, is the Brighton Gardens of Friendship Heights located in Chevy Chase, Maryland. The Chevy Chase Property includes 108 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Property is located in a northwestern suburb of Washington DC.

         Middletown Property. The Middletown Property, which opened in December 1997, is the Brighton Gardens of Middletown located in Middletown, New Jersey. The Middletown Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Property is located 30 miles southeast of Newark.

         Mountainside Property. The Mountainside Property, which opened in January 1997, is the Brighton Gardens of Mountainside located in Mountainside, New Jersey. The Mountainside Property includes 98 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Property is located 12 miles southwest of downtown Newark.

         Naples Property. The Naples Property, which opened in February 1998, is the Brighton Gardens of Naples located in Naples, Florida. The Naples Property includes 93 assisted living units and 40 skilled nursing units.

         Raleigh Property. The Raleigh Property, which opened in September 1997, is the Brighton Gardens of Raleigh located in Raleigh, North Carolina. The Raleigh Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders.

         Stamford Property. The Stamford Property, which opened in December 1997, is the Brighton Gardens of Stamford located in Stamford, Connecticut. The Stamford Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders.

         Venice Property. The Venice Property, which opened in December 1996, is the Brighton Gardens of Venice located in Venice, Florida. The Venice Property includes 102 assisted living units and 45 skilled nursing units. The Property is located 20 miles south of Sarasota.

         Winston-Salem Property. The Winston-Salem Property, which opened in June 1997, is the Brighton Gardens of Winston-Salem located in Winston-Salem, North Carolina. The Winston-Salem Property includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders.

         Peabody Property. The Peabody Property is a parcel of land upon which the Brooksby Village Continuing Care Retirement Community is expected to be constructed. This Property is located in Peabody, Massachusetts, a northern suburb of Boston. The Peabody Property is a land lease only.

         Annapolis Property. The Annapolis Property, which opened in November 1995, is the Sunrise of Annapolis located in Annapolis, Maryland. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Property is located southeast of Baltimore.

         Pikesville Property. The Pikesville Property, which opened in May 1996, is the Sunrise of Pikesville located in Pikesville, Maryland. The Pikesville Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Property is located in a northern suburb of Baltimore.

         Sunrise Brands. Sunrise Assisted Living, Inc. is one of the nation's oldest and largest providers of assisted living services. The prototypical Sunrise facilities resemble a Victorian mansion and generally have between 70 and 90 beds of assisted living and specialized care for people with memory disorders. According to Sunrise Assisted Living, Inc.'s 2001 Annual Report, Sunrise Assisted Living, Inc. operates 186 residences in the United States, Canada and the United Kingdom, with a combined resident capacity of more than 14,700. As of December 31, 2001, Sunrise Assisted Living, Inc. had 22 additional communities under construction and another 38 communities in some other stage of development. In 2001, the American Seniors Housing Association ranked Sunrise Assisted Living, Inc. as the sixth largest seniors' housing operator in the country.

         Erickson Brands. In 1983, John Erickson, founder of Erickson Retirement Communities, purchased and renovated an abandoned college campus in Maryland in order to provide quality independent, assisted and skilled care to middle-income Americans. Erickson currently has ten of these large-scale retirement communities located in Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania and Virginia. Brooksby Village is one of Erickson's brands. In 2001, the American Seniors Housing Association ranked Erickson Retirement Communities as the nation's twelfth largest manager of seniors' housing.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of June 30, 2002                                               10

     Pro Forma Consolidated Statement of Earnings for the six months ended June 30, 2002                    11

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                      12

     Notes to Pro Forma Consolidated Financial Statements for the six months ended June 30,
        2002 and the year ended December 31, 2001                                                           13



                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to
(i) the receipt of $72,142,192 in gross offering proceeds from the sale of 7,214,219 additional shares for the period July 1, 2002 through September 3, 2002, the assumption of a $20,600,000 loan under mortgage notes payable and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of June 30, 2002, to purchase 14 properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on June 30, 2002.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the six months ended June 30, 2002 and for the year ended December 31, 2001, include the historical operating results of the properties described in (ii) above, as well as ten properties purchased by the Company prior to June 30, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the properties were acquired by (or for the pending acquisitions, became probable of being acquired by) the Company or
(ii) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2002

                                                                                    Pro Forma
                         ASSETS                             Historical             Adjustments                  Pro Forma
                                                           --------------          --------------              -------------

Land, buildings and equipment on operating leases, net      $145,722,178             $15,000,000    (b)        $161,601,178
                                                                                         879,000    (b)

Net investment in direct financing leases (c)                         --             127,850,000    (b)         136,364,810
                                                                                       8,514,810    (b)

Cash and cash equivalents                                     69,268,957              72,142,192    (a)           7,390,329
                                                                                      (9,017,774 )  (a)
                                                                                      20,600,000    (b)
                                                                                    (142,850,000 )  (b)
                                                                                      (2,493,470 )  (b)
                                                                                        (259,576 )  (b)
Restricted cash                                                  330,089                      --                    330,089
Receivables                                                      514,165                      --                    514,165
Investment in real estate partnership                            300,000                      --                    300,000
Loan costs, net                                                  576,607                 259,576    (b)             836,183
Accrued rental income                                            451,790                      --                    451,790
Other assets                                                   4,204,900               3,246,399    (a)             550,959
                                                                                       2,493,470    (b)
                                                                                      (9,393,810 )  (b)
                                                          --------------          --------------              -------------
                                                            $221,368,686             $86,970,817               $308,339,503
                                                          ==============          ==============              =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                     $  198,522                 $    --                 $  198,522
    Due to related parties                                     1,360,818                      --                  1,360,818
    Mortgages payable                                         36,417,422              20,600,000    (b)          57,017,422
    Security deposits                                          3,204,875                      --                  3,204,875
    Rent paid in advance                                          54,539                      --                     54,539
                                                          --------------          --------------              -------------
          Total liabilities                                   41,236,176              20,600,000                 61,836,176
                                                          --------------          --------------              -------------

Minority Interest                                              8,598,410                      --                  8,598,410
                                                          --------------          --------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                      --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                      --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued
       19,828,933 and outstanding 19,820,921 shares;
       issued 27,043,152 and outstanding
       27,035,140 shares, as adjusted                            198,209                  72,142    (a)             270,351
    Capital in excess of par value                           173,891,489              72,070,050    (a)         240,190,164
                                                                                      (5,771,375 )  (a)
    Accumulated distributions in excess of net earnings       (2,555,598 )                    --                 (2,555,598 )
                                                          --------------          --------------              -------------
          Total stockholders' equity                         171,534,100              66,370,817                237,904,917
                                                          --------------          --------------              -------------
                                                            $221,368,686             $86,970,817               $308,339,503
                                                          ==============          ==============              =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 2002

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 4,377,797               $4,193,874     (1)     $ 8,571,671
    Earned income from direct financing leases (2)               --                9,702,781     (1)       9,702,781
    FF&E reserve income                                      33,738                  136,580     (3)         170,318
    Interest and other income                               561,895                 (560,932   ) (4)             963
                                                        ------------          ---------------           -------------
                                                          4,973,430               13,472,303              18,445,733
                                                       ------------          ---------------           -------------
Expenses:
    Interest                                                372,160                1,182,557     (5)       1,554,717
    General operating and administrative                    549,458                       --                 549,458
    Asset management fees to related party                  207,975                  596,328     (6)         804,303
    Depreciation and amortization                         1,212,249                  849,299     (7)       2,061,548
                                                        ------------          ---------------           -------------
                                                          2,341,842                2,628,184               4,970,026
                                                       ------------          ---------------           -------------
Net earnings before share in loss of investment in real
    estate partnership and minority interest              2,631,588               10,844,119              13,475,707

Share in loss of investment in real estate partnership       (2,236  )                    --                  (2,236 )

Minority interest                                           (98,410  )              (281,852   ) (9)        (380,262 )
                                                       ------------          ---------------           -------------

Net earnings                                             $2,530,942             $ 10,562,267             $13,093,209
                                                        ============          ===============           =============

Net earnings per share of common stock
    (basic and diluted) (9)                                $   0.20                                        $    0.51
                                                        ============                                    =============
Weighted average number of shares of common
    stock outstanding (basic and diluted) (9)            12,831,671                                       25,606,451
                                                        ============                                    =============




See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 15,470,581     (1)    $ 17,195,599
    Earned income from direct financing leases (2)               --               19,040,639     (1)      19,040,639
    FF&E reserve income                                      39,199                  183,249     (3)         222,448
    Interest and other income                               135,402                 (134,844   ) (4)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               34,559,625              36,459,244
                                                       ------------          ---------------           -------------
Expenses:
    Interest                                                105,056                3,750,584     (5)       3,855,640
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                1,515,386     (6)       1,608,605
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (7)              --
    Depreciation and amortization                           535,126                3,553,962     (8)       4,089,088
                                                        ------------          ---------------           -------------
                                                            983,654                8,964,947               9,948,601
                                                        ------------          ---------------           -------------
Net earnings before minority interest                       915,965               25,594,678              26,510,643

Minority interest                                                --                 (627,762   ) (9)        (627,762 )
                                                        ------------          ---------------           -------------

Net earnings                                              $ 915,965             $ 24,966,916            $ 25,882,881
                                                        ============          ===============           =============

Net earnings per share of common stock
    (basic and diluted) (10)                              $    0.38                                     $       1.01
                                                        ============                                    =============

Weighted average number of shares of common
    stock outstanding (basic and diluted) (10)            2,391,072                                       25,557,186
                                                        ============                                    =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $72,142,192 from the sale of 7,214,219 shares during the period July 1, 2002 through September 3, 2002, and payments of $9,017,774 for related acquisition fees of $3,246,399 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $5,410,664 (7.5% of gross proceeds) and marketing support fees of $360,711 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $125,003,046 of cash and cash equivalents and the assumption of a $20,600,000 loan under mortgage notes payable to purchase 14 properties for $142,850,000, to pay $927,000 of acquisition fees on permanent financing (4.5% of permanent financing) and $1,566,470 in miscellaneous acquisition costs incurred in conjunction with the proposed purchase of the properties and to pay loan costs of $259,576. Also represents reclassification of $75,000 in miscellaneous acquisition costs and $804,000 in acquisition fees to land, buildings and equipment on operating leases and reclassification of $1,662,050 in miscellaneous acquisition costs and $6,852,760 in acquisition fees to net investment in direct financing leases.

                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                 Purchase Price        Investment            Total
                                                                 ----------------    ---------------     ---------------

         Brighton Gardens in Brentwood, TN                           $ 6,349,794         $  422,896         $ 6,772,690
         Brighton Gardens in Atlanta, GA                               7,654,546            509,794           8,164,340
         Brighton Gardens in Charlotte, NC                             3,218,389            214,345           3,432,734
         Brighton Gardens in Chevy Chase, MD                          19,310,331          1,286,068          20,596,399
         Brighton Gardens in Middletown, NJ                           11,481,818            764,689          12,246,507
         Brighton Gardens in Mountainside, NJ                         12,438,636            828,413          13,267,049
         Brighton Gardens in Naples, FL                                8,002,479            532,965           8,535,444
         Brighton Gardens in Raleigh, NC                               9,655,165            643,034          10,298,199
         Brighton Gardens in Stamford, CT                             13,569,421            903,723          14,473,144
         Brighton Gardens in Venice, FL                                6,523,760            434,482           6,958,242
         Brighton Gardens in Winston-Salem, NC                         7,045,661            469,241           7,514,902
         Sunrise in Annapolis, MD                                     12,500,000            832,500          13,332,500
         Sunrise in Pikesville, MD                                    10,100,000            672,660          10,772,660
         Brooksby Village Continuing Care Retirement
              Community in Peabody, MA                                15,000,000            879,000          15,879,000
                                                                 ----------------    ---------------     ---------------

                                                                   $ 142,850,000         $9,393,810       $ 152,243,810
                                                                 ================    ===============     ===============

(c) In accordance with generally accepted accounting principles, leases in which the present value of future minimum lease payments equals or exceeds 90 percent of the value of the related properties are treated as direct financing leases rather than as land, buildings and equipment. The categorization of the lease has no effect on the rental revenues received.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases and earned income from the direct financing leases for the properties acquired by the Company as of September 3, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired by the Company, or became probable of acquisition in the case of the 14 pending acquisitions as of September 3, 2002, as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                     Date the
                                                                                     Property
                                                                                      Became
                                                                                  Operational as
                                                                Date                 a Rental
                                                          Acquired/Probable        Property for         Purchase
                                                           by the Company            Pro Forma            Price
                                                                                     Purposes
                                                         --------------------     ----------------    --------------

         Broadway Plaza in Arlington, TX                 November 9, 2001         January 1, 2001       $10,578,750
         Homewood Residence in Boca Raton, FL            November 9, 2001         January 1, 2001         9,672,000
         Holley Court Terrace in Oak Park, IL            February 11, 2002        January 1, 2001        18,469,275
         Homewood Residence in Coconut Creek, FL         February 11, 2002        January 1, 2001         9,687,563
         Heritage Club in Greenwood Village, CO          March 22, 2002           January 1, 2001        17,865,375
         Brighton Gardens in Camarillo, CA a             May 16, 2002             January 1, 2001        18,694,698
         Brighton Gardens in Towson, MD a                May 16, 2002             January 1, 2001        14,452,319
         MapleRidge in Clayton, OH a                     May 17, 2002             January 1, 2001         8,110,569
         MapleRidge in Dartmouth, MA a                   May 16, 2002             January 1, 2001         9,488,304
         MapleRidge in Elk Grove, CA a                   May 16, 2002             January 1, 2001         8,054,110
         Brighton Gardens in Brentwood, TN               September 3, 2002        January 1, 2001         6,349,793
         Brighton Gardens in Atlanta, GA                 September 3, 2002        January 1, 2001         7,654,545
         Brighton Gardens in Charlotte, NC               September 3, 2002        January 1, 2001         3,218,388
         Brighton Gardens in Chevy Chase, MD             September 3, 2002        January 1, 2001        19,310,331
         Brighton Gardens in Middletown, NJ              September 3, 2002        January 1, 2001        11,481,818
         Brighton Gardens in Mountainside, NJ            September 3, 2002        January 1, 2001        12,438,636
         Brighton Gardens in Naples, FL                  September 3, 2002        January 1, 2001         8,002,479
         Brighton Gardens in Raleigh, NC                 September 3, 2002        January 1, 2001         9,655,165
         Brighton Gardens in Stamford, CT                September 3, 2002        January 1, 2001        13,569,421
         Brighton Gardens in Venice, FL                  September 3, 2002        January 1, 2001         6,523,760
         Brighton Gardens in Winston-Salem, NC           September 3, 2002        January 1, 2001         7,045,661
         Sunrise in Annapolis, MD                        September 3, 2002        January 1, 2001        12,500,000
         Sunrise in Pikesville, MD                       September 3, 2002        January 1, 2001        10,100,000
         Brooksby Village Continuing Care Retirement
           Community in Peabody, MA                      September 3, 2002        January 1, 2001        15,000,000


         a The properties in Camarillo, California, Towson, Maryland, Clayton, Ohio, Dartmouth, Massachusetts, and Elk Grove, California (the "Joint Venture Properties") are owned through a consolidated joint venture (the "Joint Venture") in which the Company owns a 76.75 percent interest. See Note (9).

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

         Certain leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

(2)      See Note (c) under "Pro Forma Consolidated Balance Sheet" above.

(3) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to certain Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(4) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the six months ended June 30, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(5) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                                                                    Pro Forma
                                                                                    Adjustment              Pro Forma
                                                                                    for the Six            Adjustment
                                                                                   Months Ended        for the Year Ended
                                   Mortgage                                          June 30,           December 31, 2001
                                     Loan                Interest Rate                 2002
                                 -------------     --------------------------    ------------------    --------------------
         Holley Court              $12,974,397     Floating   at  350  basis          $89,626               $932,266
         Terrace in Oak                            points  over  the  30-day
         Park, IL, maturing                        LIBOR,   with   a   LIBOR
         October 2003                              floor   of    3.50.    If
                                                   30-day LIBOR falls below
                                                   2.60, interest rate will be
                                                   30-day LIBOR plus 440 basis
                                                   points. During the Pro Forma
                                                   Period, the interest rate
                                                   varied from 6.14% to 8.00%.

         Joint Venture            $23,520,000      Floating   at  186  basis         $388,337              $1,407,432
         Properties                                points  over  the rate of
         maturing May 2006                         commercial  paper  graded
                                                   A1 by Standard & Poors or F1
                                                   by Fitch IBCA. During the Pro
                                                   Forma Period, the interest
                                                   rate varied from 3.69% to
                                                   7.44%.

         Sunrise in               $20,600,000                7.83%                   $704,594              $1,410,886
         Annapolis and
         Pikesville, MD,
         maturing December
         2008


         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $26,600 and $63,509 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(6) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(7) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

(8) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $2,733,933 and $7,300,512 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $51,259 and $125,236 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties accounted for as operating leases:

                                                                  Land            Building            FF&E
                                                              -------------    ---------------    --------------

         Broadway Plaza in Arlington, TX                       $ 1,343,538        $ 9,174,538         $  602,226
         Homewood Residence in Boca Raton, FL                    1,143,571          8,501,806            554,537
         Holley Court Terrace in Oak Park, IL                    2,144,134         16,781,725            447,007
         Homewood Residence in Coconut Creek, FL                 1,682,701          7,981,073            559,197
         Heritage Club in Greenwood Village, CO                  1,812,916         16,073,282            942,063
         Brighton Gardens in Camarillo, CA                       2,491,600         16,887,847            542,589
         Brighton Gardens in Towson, MD                            989,915         14,375,847            355,731
         MapleRidge in Clayton, OH                                 813,775          7,656,922            209,314
         MapleRidge in Dartmouth, MA                               920,430          9,028,929            205,663
         MapleRidge in Elk Grove, CA                               812,937          7,583,195            218,022
         Brooksby Village Continuing Care Retirement
             Community in Peabody, MA                           15,879,000                 --                 --


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(9) Represents adjustment to minority interest for the Joint Venture, a consolidated subsidiary in which the Company owns a 76.75% interest, for the Pro Forma Period.

                                                                     For the Six Months           For the Year
                                                                           Ended                     Ended
                                                                       June 30, 2002           December 31, 2001
                                                                    ---------------------     ---------------------
                 Revenues:
                     Rental income from operating leases                      $ 2,216,648               $ 5,911,061
                     FF&E reserve income                                          136,580                   183,249

                 Expenses:
                     Interest                                                    (388,337 )              (1,407,431 )
                     Asset management fees to related parties                    (112,823 )                (270,774 )
                     Depreciation and amortization                               (639,806 )              (1,716,056 )
                                                                    ---------------------     ---------------------

                 Pro Forma Net Earnings of the Joint Venture                    1,212,262                 2,700,049
                 Minority Interest Ownership Percentage                             23.25 %                   23.25 %
                                                                    ---------------------     ---------------------

                 Minority Interest                                             $  281,852                $  627,762
                                                                    =====================     =====================

(10) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the six months ended June 30, 2002 and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period July 1, 2002 through September 3, 2002, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the six months ended June 30, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                    OF PROPERTIES ACQUIRED FROM JULY 13, 2002
                            THROUGH SEPTEMBER 3, 2002
                For the Year Ended December 31, 2001 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Properties for which the Company had entered into initial commitments to acquire as of September 3, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) had been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to July 13, 2002, see Appendix E to the Prospectus dated May 14, 2000 and the Prospectus Supplement dated July 31, 2002.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                  Brighton Gardens       Brighton Gardens      Brighton Gardens          Brighton Gardens
                                    by Marriott            by Marriott            by Marriott              by Marriott
                                   Brentwood (6)           Atlanta (6)           Charlotte (6)           Chevy Chase (6)
                               ---------------------  ------------------- ------------------------- -----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                        $  --                    $  --                   $  --                   $  --

Earned Income (1)                      666,728                  803,727                 337,931               2,027,585

Asset Management Fees (2)              (38,099  )               (45,927                 (19,310  )             (115,862 )

Interest Expense (3)                        --                       --                      --                      --

General and Administrative
    Expenses (4)                       (53,338  )               (64,298                 (27,034  )             (162,207 )
                               ----------------        -----------------      ------------------       -----------------

Estimated Cash Available from
    Operations                         575,291                  693,502                 291,587               1,749,516

Amortization Expense (5)                    --                       --                      --                      --
                               ----------------        -----------------      ------------------       -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                   $ 575,291                 $693,502                $291,587             $ 1,749,516
                               ================        =================      ==================       =================



                                                   See Footnotes





                                     Brighton Gardens       Brighton Gardens       Brighton Gardens         Brighton Gardens
                                       by Marriott            by Marriott             by Marriott             by Marriott
                                      Middletown (6)        Mountainside (6)          Naples (6)              Raleigh (6)
                               -----------------------  ---------------------   --------------------- -----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                            $  --                  $  --                    $  --                 $  --

Earned Income (1)                        1,205,591              1,306,057                  840,260             1,013,792

Asset Management Fees (2)                  (68,891  )             (74,632 )                (48,015 )             (57,931  )

Interest Expense (3)                            --                     --                       --                    --

General and Administrative
    Expenses (4)                           (96,447  )            (104,485 )                (67,221 )             (81,103  )
                                   ----------------        ---------------        -----------------       ---------------

Estimated Cash Available from
    Operations                           1,040,253              1,126,940                  725,024               874,758

Amortization Expense (5)                        --                     --                       --                    --
                                   ----------------        ---------------        -----------------       ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                      $1,040,253            $ 1,126,940                $ 725,024             $ 874,758
                                   ================        ===============        =================       ===============



                                                   See Footnotes




                                   Brighton Gardens        Brighton Gardens        Brighton Gardens
                                      by Marriott            by Marriott              by Marriott               Sunrise of
                                     Stamford (6)             Venice (6)           Winston-Salem (6)           Annapolis (6)
                               ---------------------- -----------------------  ------------------------  ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                         $   --                   $  --                      $  --                   $  --

Earned Income (1)                      1,424,789                 684,995                    739,794               1,312,500

Asset Management Fees (2)                (81,417 )               (39,143  )                 (42,274 )               (75,000  )

Interest Expense (3)                          --                      --                         --                (780,357  )

General and Administrative
    Expenses (4)                        (113,983 )               (54,800  )                 (59,184 )              (105,000  )
                                   --------------         ---------------          -----------------        ----------------

Estimated Cash Available from
    Operations                         1,229,389                 591,052                    638,336                 352,143

Amortization Expense (5)                      --                      --                         --                  (5,743  )
                                   --------------         ---------------          -----------------        ----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                   $ 1,229,389                $591,052                   $638,336                $346,400
                                   ==============         ===============          =================        ================



                                                   See Footnotes



                                                                                         .
                                                                              Brooksby Village
                                                 Sunrise of                   Continuing Care
                                                Pikesville (6)              Retirement Community (7)            Total
                                            ---------------------------    ------------------------    -----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                      $  --                     $2,250,000                 $ 2,250,000

Earned Income (1)                                  1,060,500                             --                  13,424,249

Asset Management Fees (2)                            (60,600  )                     (90,000 )                  (857,101  )

Interest Expense (3)                                (630,529  )                          --                  (1,410,886  )

General and Administrative
    Expenses (4)                                     (84,840  )                    (180,000 )                (1,253,940  )
                                                -------------               ----------------             ---------------

Estimated Cash Available from
    Operations                                       284,531                      1,980,000                  12,152,322

Amortization Expense (5)                              (4,640  )                          --                     (10,383  )
                                                -------------               ----------------             ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                  $279,891                    $ 1,980,000                $ 12,141,939
                                                =============               ================             ===============


                                                   See Footnotes

FOOTNOTES:

(1) Rental income on operating leases and earned income on direct financing leases does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) The Company is expected to assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties. The principal amount of the loan is $20,600,000 with an interest rate of 7.83% per annum. The mortgage note matures in 2008.

(4) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(5)      Loan  costs   totalling   $259,576  have  been   amortized   under  the
         straight-line method over the term of the loan.

(6) The lessee of the Brentwood, Atlanta, Charlotte, Chevy Chase, Middletown, Mountainside, Naples, Raleigh, Stamford, Venice, Winston-Salem, Annapolis and Pikesville is the same unaffiliated lessee.

(7)      The lease for this Property is a land lease only.